                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                                 PROXY STATEMENT


                               ANSALDO SIGNAL N.V.
             (Exact name of registrant as specified in its charter)


                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F [X]                             Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes [ ]                      No [X]

              This document contains 13 pages including this page.

ANSALDO SIGNAL N.V.
World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands Registered with the Chamber of Commerce of Amsterdam under No. 34.098.150

--------------------------------------------------------------------------------

James N. Sanders
Managing Director and
Chief Executive Officer

April 5, 1999

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders, which will be held at 1:00 p.m. local time on Monday, April 26, 1999, at the offices of the Company in the World Trade Center in Schiphol, Amsterdam, The Netherlands (the "Annual Meeting"). The address is Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands.

The enclosed Notice and Proxy Statement contain complete information about matters to be considered at the Annual Meeting, at which the business and operations of Ansaldo Signal N.V. will also be reviewed. We hope that you will be able to attend. If you plan to attend, please detach and return the notification form following the Proxy Statement by the date specified therein and an admission ticket will be sent to you.

Whether or not you plan to attend, we urge you to complete, sign and return the enclosed proxy card, so that your shares will be represented and voted at the Annual Meeting.

Sincerely,

ANSALDO SIGNAL N.V.
World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands Registered with the Chamber of Commerce of Amsterdam under No. 34.098.150

--------------------------------------------------------------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Annual Meeting") of Ansaldo Signal N.V. (the "Company") will be held on Monday, April 26, 1999, at 1:00 p.m. local time at the offices of the Company in the World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, Amsterdam, The Netherlands.

The agenda for this Annual Meeting, including proposals made by the Supervisory Board and the Management Board, is as follows:

         1.       Opening by the Chairman

         2. Management Board Report on the course of business of the Company in connection with the Dutch Statutory Annual Accounts of 1998

         3. Supervisory Board Report with respect to the Dutch Statutory Annual Accounts of 1998

         4. Approval to prepare the Dutch Statutory Annual Accounts in the English language and adoption of the Dutch Statutory Annual Accounts of 1998

         5.       Appointment of the registered accountants for 1999

         6. Extension of the authority of the Management Board to issue Company shares until April 26, 2004

         7. Extension of the authority of the Management Board to limit or eliminate pre-emptive rights until April 26, 2004

         8. Extension of the authority of the Management Board to repurchase Company shares until October 26, 2004

         9. Appointment of Dr. Bruno Tufari as member of the Management Board of the Company

         10.      Election of new Supervisory Board members

         11.      Questions

         12.      Adjournment

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Dutch Statutory Annual Accounts for the financial year 1998, the reports of the Supervisory Board and the Management Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at World Trade Center, Schiphol Boulevard 267, 1119 BH Schiphol, The Netherlands, at ABN AMRO Bank N.V., Foppingadreef 22, 1102 BS, Amsterdam, The Netherlands, and at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, 58 Edgewood Avenue, Atlanta, Georgia 30303, U.S.A., from the date hereof until the close of the Annual Meeting.

Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, must notify the Company of their intention to do so no later than April 16, 1999, using the enclosed notification form and/or proxy card, as applicable. Notification should be received by 5:00 p.m. (New York time) on April 16, 1999, at the office of Letitia Radford, Vice President, SunTrust Bank , Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A. Registered shareholders may only exercise their shareholder rights for the shares registered in their name both on April 16, 1999 and on the day of the meeting. The holders of Type II shares (evidenced by share certificates) as referred to in Article 5.2 of the Articles of Association, shall state the serial numbers of their share certificates when notifying the Company.

The Company's transfer agent will send an admission ticket to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

The Management Board
April 5, 1999


SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD AND/OR NOTIFICATION FORM, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

ANSALDO SIGNAL N.V.
World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands Registered with the Chamber of Commerce of Amsterdam under No. 34.098.150

--------------------------------------------------------------------------------

                                 PROXY STATEMENT
                     Annual General Meeting of Shareholders
                          to be held on April 26, 1999

This Proxy Statement is being provided to shareholders of Ansaldo Signal N.V., a Netherlands corporation (the "Company"), in connection with the solicitation of proxies in the form enclosed herewith for use at an Annual General Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Monday, April 26, 1999, at the times and for the purposes set forth in the Notice of Annual General Meeting of Shareholders or at any adjournment thereof. A copy of the Notice of Annual General Meeting of Shareholders (which contains the Agenda for the Annual Meeting) accompanies this Proxy Statement.

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Dutch Statutory Annual Accounts for the financial year 1998, and the reports of the Supervisory Board and the Management Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands, at ABN AMRO Bank N.V., Foppingadreef 22, 1102 BS, Amsterdam, The Netherlands, and at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, 58 Edgewood Avenue, Atlanta, Georgia 30303, U.S.A., from the date hereof until the close of the Annual Meeting.

Because the Company is a "foreign private issuer," the solicitation of proxies for use at the Annual Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

The solicitation is made on behalf of the Company and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to the beneficial owners. The Company will cause this Information Statement, the notification form and the form of proxy to be mailed to shareholders on or about March 29, 1999.

                                VOTING PROCEDURE

In order to attend, address and vote at the Annual Meeting, registered holders of Common Shares must advise the Company in writing, in accordance with the procedures stated in the Notice of Annual General Meeting of Shareholders, of their intention to attend the Annual Meeting. Pursuant to the Articles of Association of the Company, registered shareholders may only exercise their shareholder rights for those Common Shares registered in their name both on April 16, 1999 and on the day of the Annual Meeting.

It is noted that all items set forth in the Agenda were either proposed by the Management Board and approved by the Supervisory Board, or proposed by the Supervisory Board.

At the close of business on March 29, 1999, there were 20,448,750 Common Shares of the Company issued and outstanding. On that date, Ansaldo Trasporti S.p.A., an Italian corporation, owned 14,711,250 Common Shares, or approximately 71.9% of the total issued and outstanding Common Shares, of the Company, and Compagnie des Signaux S.A., a French corporation, owned 2,000,000 Common Shares, or approximately 9.8% of the total issued and outstanding Common Shares, of the Company.

A registered holder of Common Shares may cast one vote per share at the Annual Meeting. In accordance with Articles 12.1, 20.5, 31.1 and 39.2 of the Articles of Association of the Company, no quorum requirement applies at the Annual Meeting, except in the case of approval of the extension of the Management Board's authority to limit or eliminate preemptive rights until April 26, 2004, pursuant to Item 7 of the Agenda (which requires a 2/3 majority of the votes cast at the Annual Meeting, in person or by proxy, if less than 50% of the share capital of the Company is present). In addition, according to Article 39.2 of the Articles of Association of the Company, the appointment of the registered accountants for 1999 (Item Five) requires a two-third majority of the votes casts. Except as specifically described in this paragraph, proposals made by the Supervisory Board or the Management Board shall be validly adopted upon the approval of an absolute majority of the votes cast at the Annual Meeting.

Common Shares cannot be voted at the Annual Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in the Netherlands and, as required by the laws thereof and the Company's Articles of Association, the Annual Meeting must be held in the Netherlands. Registered shareholders can indicate on the enclosed notification form whether they intend to attend the Annual Meeting in person. Such shareholders will be sent an admission ticket.

For those registered shareholders who are unable to attend the Annual Meeting in person, the enclosed proxy card naming Mr. James N. Sanders and Dr. Bruno Tufari as proxyholders is a means by which such registered shareholders may authorize the voting of Common Shares at the Annual Meeting. If the proxy in the enclosed form is duly executed and returned, all Common Shares represented thereby in accordance with the procedure specified in the Notice of Annual Meeting will be voted, and, where specification is made by the holder of Common Shares on the form of proxy, will be voted by the proxyholders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxyholders FOR items 4, 5, 6, 7, 8, 9 and 10.

In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein, provided that (i) such shareholder has notified the Company on or prior to April 16, 1999, of his/her intention to attend the Annual Meeting and to exercise his/her shareholder rights, (ii) such proxy states the number of registered Common Shares held by such shareholder, (iii) the Common Shares for which the proxy is given are registered in the name of the shareholder both on April 16, 1999 and on the date of the Annual Meeting, and (iv) such proxy enables the person named therein to vote the Common Shares represented thereby in the affirmative, the negative or to abstain from voting, as applicable. The proxyholder shall present the duly executed proxy to obtain admission to the Annual Meeting and exercise the shareholder rights represented by such proxy.

Any person who has executed and delivered a proxy to the Company and who subsequently wishes to revoke such proxy may do so by delivering a subsequently dated proxy or by giving written notice of revocation, which in each case must be received by 5:00 p.m. (New York time) on April 16, 1999, at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A.

                                   ITEM FOUR:
             APPROVAL TO PREPARE THE DUTCH STATUTORY ANNUAL ACCOUNTS
                     IN THE ENGLISH LANGUAGE AND ADOPTION OF
                   THE DUTCH STATUTORY ANNUAL ACCOUNTS OF 1998

The Company's audited annual accounts for the year 1998, as expressed in United States dollars and prepared in accordance with Dutch statutory accounting principles (the "Dutch Statutory Annual Accounts"), are submitted to the shareholders in the English language. Pursuant to Section 2:362, Paragraph 7, of the Dutch Civil Code, the items in the Annual Accounts of a Dutch Company shall be prepared in the Dutch language, unless the shareholders at the Annual Meeting resolve to use another language. Due to the international structure of the Company and in order to facilitate intra-company communications and external communications about the Company, the English language has been adopted by the Company as its standard for the preparation of financial statements and other publications. Therefore, it is proposed that the language of the Dutch Statutory Annual Accounts and the items thereon for the financial year 1998 and subsequent years be the English language.

It is noted that in accordance with Article 2:408 of the Dutch Civil Code, the Dutch Statutory Annual Accounts are the annual accounts of the Company and its participations and do not represent the consolidated accounts of the Company and all of its subsidiaries.

Copies of the Company's Dutch Statutory Annual Accounts and the reports of the Supervisory Board and the Management Board are available for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, The Netherlands, at ABN AMRO Bank N.V., Foppingadreef 22, 1102 BS, Amsterdam, The Netherlands, and at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, 58 Edgewood Avenue, Atlanta, Georgia 30303, U.S.A., from the date hereof until the close of the Annual Meeting.

During the 1998 financial year, there were no profits accrued to Ansaldo Signal N.V., and no dividend will be paid.

Pursuant to Article 34 of the Articles of Association of the Company, the adoption by the shareholders at the Annual Meeting of the Dutch Statutory Annual Accounts has the effect of discharging, for purposes of Dutch law, the Management Board and the Supervisory Board in connection with their management and supervisory duties, respectively, for the financial year to which such accounts relate. The discharge only applies to matters actually stated in the Dutch Statutory Annual Accounts or discharged during the Annual Meeting.

A majority of the votes cast is required for the adoption of the Company's Dutch Statutory Annual Accounts and to approve the use of the English language with respect to the presentation of the Dutch Statutory Annual Accounts of the Company for 1998 and subsequent years.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM FOUR.

                                   ITEM FIVE:
               APPOINTMENT OF THE REGISTERED ACCOUNTANTS FOR 1999

PricewaterhouseCoopers NV, who have served as auditors of the Company since its formation in 1996, have been selected by the Supervisory Board and the Management Board as independent public accountants to audit the Dutch Statutory Annual Accounts of the Company for the fiscal year ending December 31, 1999.

A two-thirds majority of the votes cast is required for the approval of the appointment of PricewaterhouseCoopers NV as accountants to audit the Dutch Statutory Annual Accounts of the Company for the fiscal year ending December 31, 1999.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM FIVE.


                                    ITEM SIX:
               EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD
                  TO ISSUE COMPANY SHARES UNTIL APRIL 26, 2004

Under Dutch law and the Articles of Association of the Company, the Management Board has the power, subject in each case to the approval of the Supervisory Board, to issue shares of the Company's share capital if and insofar as the Management Board has been designated by the General Meeting of Shareholders as the authorized body for this purpose. A designation of the Management Board to issue shares may be effective for a specified period up to five years and may be renewed on a rolling annual basis. By Shareholder resolution adopted on November 13, 1996, the Management Board was authorized to issue shares and/or to grant rights to subscribe shares. By Shareholder resolution adopted on April 14, 1998, this authority was extended. The extension expires on April 14, 2003.

It is proposed to extend the designation of the Management Board to issue all unissued shares of the company's authorized capital shares and/or grant rights to subscribe shares for a five year period from the date of this Annual Meeting until April 26, 2004.

A majority of the votes cast at the Annual Meeting is required to extend the said designation of the Management Board to issue shares and/or grant rights to subscribe shares for a five year period from the date of this Annual Meeting until April 26, 2004.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM SIX.

                                   ITEM SEVEN:
                  EXTENSION OF THE AUTHORITY OF THE MANAGEMENT
       BOARD TO LIMIT OR ELIMINATE PRE-EMPTIVE RIGHTS UNTIL APRIL 26, 2004

Holders of Common Shares have a pro rata preemptive right of subscription to any Common Share issuance for cash except if it concerns shares to employees unless such right is limited or eliminated. Holders of Common Shares have no pro rata preemptive subscription right with respect to any Common Shares issued for consideration other than cash. If designated for this purpose by the General Meeting of Shareholders, the Management Board has the power, on approval by the Supervisory Board, to limit or eliminate such rights. A designation may be effective for up to five years and may be renewed on a rolling annual basis. By Shareholder resolution adopted on November 13, 1996, the Management Board was authorized for a five-year period to limit or eliminate from time to time the preemptive rights of holders of Common Shares in the event of a share issue. By Shareholder resolution adopted on April 14, 1998, this authority was extended. The extension expires on April 14, 2003.

It is proposed to extend the authorization granted by the aforementioned resolution by authorizing the Management Board to limit or eliminate the preemptive rights of holders of Common Shares in the event of a share issue or granting of rights to subscribe for shares for a new five year period from the date of this Annual Meeting until April 26, 2004.

A majority of the votes cast at the Annual Meeting is required (provided at least 50% of the share capital of the Company is present in person or represented by proxy at the meeting) in order to extend the said authorization to limit or eliminate the preemptive rights of holders of Common Shares in the event of a share issue for a five year period from the date of this Annual Meeting until April 26, 2004. If 50% or more of the share capital of the Company is not present in person or represented by proxy at the Annual Meeting, a two-thirds majority of the votes cast is required.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM SEVEN.


                                   ITEM EIGHT:
               EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD
               TO REPURCHASE COMPANY SHARES UNTIL OCTOBER 26, 2000

Under Dutch law and the Articles of Association of the Company, the Company and its subsidiaries may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of the Company's issued share capital. Any such purchases are subject to approval of the Supervisory Board and the authorization by the Shareholders at the Annual Meeting, which authorization may not continue for more than eighteen months. By Shareholder resolution adopted on November 13, 1996, the Management Board was authorized for eighteen months to repurchase up to 10% of the outstanding share capital of the Company. By Shareholder resolution adopted on April 14, 1998, this authority was extended. The extension expires on October 14, 1999, but may be extended for an additional eighteen-month period if authorized by the Shareholders at the Annual Meeting.

It is proposed to extend the authorization granted by the aforementioned resolution by authorizing the Management Board to repurchase up to 10% of the outstanding share capital of the Company for an additional eighteen-month period from the date of this meeting until October 26, 2000, against a repurchase price between, on the one hand, the nominal amount of the shares concerned and, on the other hand, an amount of 110% of the highest price officially quoted on the Nasdaq National Market on any of five banking days preceding the date of the repurchase.

A majority of the votes cast at the Annual Meeting is required to extend the said authorization to repurchase up to 10% of the outstanding share capital of the Company for an additional eighteen month period from the date of this meeting until October 26, 2000.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM EIGHT.


                                   ITEM NINE:
APPOINTMENT OF DR. BRUNO TUFARI AS MEMBER OF THE MANAGEMENT BOARD OF THE COMPANY

Dr. Bruno Tufari has served as Deputy Managing Director of the Company since November 1998. Whereas the Supervisory Board now believes that the Company will benefit from the appointment of Dr. Tufari to the position of member of the Management Board of the Company, the Supervisory Board proposes to appoint him to that position in accordance with Article 11.2 of the Articles of Association of the Company. A majority of votes cast at the Annual Meeting is required to appoint a member of the Management Board of the Company.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM NINE.


                                    ITEM TEN:
                  ELECTION OF THE NEW SUPERVISORY BOARD MEMBERS

Article 20, paragraph 1 of the Articles of Incorporation of the Company stipulates that the Supervisory Board shall be comprised of not less than three and not more than eleven members. Whereas there are currently nine members of the Supervisory Board of the Company, and whereas the term-of-service for all members of the Supervisory Board expires by virtue of the requirements of the Articles of Association and/or by resignation effective the date of the Annual General Shareholders Meeting which is April 26, 1999, the Supervisory Board proposes, after consultation with the Management Board, that Mr. Alberto Rosania, Mr. Claudio Artusi, Mr. Bruno Bigliardo, Mr. Luigi Liccardo, Mr. Vitaliano Pappaianni, Mr. Lawrence W. Rosenfeld, Mr. Yazid Sabeg, Mr. Mark V. Santo and Mr. Costantino Savoia become members of the Supervisory Board and that their terms expire no later than the first ordinary general meeting of shareholders to be held in 2002:

         o ALBERTO ROSANIA, Chairman, has served since 1992 as First Vice President of Strategic Finance for Finmeccanica S.p.A. ("Finmeccanica"), which company is the owner of approximately 56% of the outstanding shares of Ansaldo Trasporti S.p.A. ("ATR"), which company in turn is the owner of 14,711,250 Common Shares, or 71.9% of the outstanding Common Shares, of the Company. Mr. Rosania also has served as a director and Chairman of the Supervisory Board of the Company since its formation in 1996.

         o CLAUDIO ARTUSI has served as the Systems Business Unit Manager for ATR since 1995. Mr. Artusi previously served from 1992 to 1995 as the Vice President of ATR in charge of Strategies, Development and Marketing.

         o BRUNO BIGLIARDO has served as the Vice President-Taxation for Finmeccanica since 1992. He is also a member of the Board of Directors of various Finmeccanica subsidiaries and is Secretary to the Board of ATR.

         o LUIGI LICCARDO has served as the Senior Vice President-Finance and Administration for Finmeccanica since 1998. Mr. Liccardo served from 1995 to 1998 as Co-Managing Director of Coinfra S.p.A. and as the Senior Vice President-Finance and Administration of Italimpianti S.p.A. from 1994 to 1996, both of which are companies controlled by Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"). IRI, the Italian state holding company, is the owner of approximately 61% of the outstanding shares of Finmeccanica.


         o VITALIANO PAPPAIANNI has served as an officer of Finmeccanica since 1986 and currently serves as Senior Vice
                  President-Corporate Planning and Control as well as a director of several Finmeccanica subsidiaries.

         o LAWRENCE W. ROSENFELD currently serves as the Executive Director of Team Adventure USA. He was the founder of Concentra Corporation ("Concentra"), a publicly traded company listed on the Nasdaq National Market until it was acquired by Oracle Corporation in December 1998. From 1984 to December 1998, Mr. Rosenfeld held various positions at Concentra, including Chief Executive Officer, President and Chairman of the Board.

         o YAZID SABEG currently serves as the Chairman of the Board of Directors of Compagnie des Signaux Transport, a wholly owned subsidiary of the Company. Since 1991, he also has served as Chief Executive Officer and a director of Compagnie des Signaux S.A., which company owns 2,000,000 Common Shares, or 9.8% of the outstanding Common Shares, of the Company. Mr. Sabeg also has served as director of the Company since its formation in 1996.

         o MARK V. SANTO is an attorney who served until 1999 as Group Vice President and General Counsel of Elsag Bailey Process Automation N.V., a New York Stock Exchange listed company in which Finmeccanica held a majority share ownership until its recent sale. Mr. Santo previously served from 1990 to 1993 as the general counsel of its predecessor, Elsag Bailey, Inc., and before that practiced law in Pittsburgh, Pennsylvania.


         o COSTANTINO SAVOIA currently serves as Executive Vice President of ATR. Mr. Savoia previously served as Executive Vice President of ILVA S.p.A. and, until 1998, as the executive responsible for the winding-up of IRITECHNA S.p.A., both of which are companies controlled by IRI.


A majority of the votes cast at the Annual Meeting is required to appoint new members of the Supervisory Board.

THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM TEN.

  PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING NOTIFICATION FORM OR PROXY, AS
       APPLICABLE, IN THE ENCLOSED ENVELOPE AT YOUR EARLIEST CONVENIENCE.

The Management Board
James N.  Sanders
Managing Director and
Chief Executive Officer

April 5, 1999

NOTIFICATION FORM: TEAR OUT AND RETURN TO ADDRESS BELOW

TO:
Letitia Radford
Vice President
Corporate Trust Department
SunTrust Bank Atlanta
P.O.  Box 4625, Mail Code 008
Atlanta, Georgia 30302
U.S.A.


                               ANSALDO SIGNAL N.V.
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 APRIL 26, 1999

The undersigned, holder of ___________________ registered shares Type I and/or _______________ registered shares Type II (with share certificate numbers
_____________) of Ansaldo Signal N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual Meeting to be held at the offices of the Company at the World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol, Amsterdam, The Netherlands, on April 26, 1999, at 1:00 p.m. local time, or any adjournment or adjournments thereof, and requests the Company to send him/her/it a ticket of admission.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name both on April 16, 1999, and on the day of the Annual Meeting.

In witness whereof the undersigned has duly executed this notification/caused this notification to be duly executed by its authorized officers at ______________________ this ________ day of _____________, 1999.





_____________________________________________             _____________________________________________
(Signature of registered Shareholder)                     (Signature of registered Shareholder)



_____________________________________________             _____________________________________________
(Print full name of registered Shareholder(s))            (Print full name of registered Shareholder(s))


IF SHARES ARE HELD JOINTLY, EACH REGISTERED HOLDER MUST SIGN. NOTIFICATION MUST BE RECEIVED AT SUNTRUST BANK, ATLANTA NO LATER THAN 5:00 P.M. (NEW YORK TIME) ON APRIL 16, 1999.



                            ANSALDO SIGNAL N.V. PROXY

THIS PROXY IS SOLICITED FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON APRIL 26, 1999. The undersigned hereby appoints James N. Sanders and
Bruno Tufari, or either one of them with individual power of substitution, proxies to vote all Common Shares of Ansaldo Signal N.V. which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders to be held on April 26, 1999 and at all adjournments thereof, as follows:

4.       APPROVAL TO PREPARE THE DUTCH STATUTORY ANNUAL ACCOUNTS IN THE ENGLISH
         LANGUAGE AND ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FISCAL
         YEAR 1998.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

5.       APPOINTMENT OF PRICEWATERHOUSECOOPERS NV AS REGISTERED ACCOUNTANTS OF
         THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 1999.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

6.       EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO ISSUE COMPANY
         SHARES UNTIL APRIL 26, 2004.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

7.       EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO LIMIT OR
         ELIMINATE PREEMPTIVE RIGHTS UNTIL APRIL 26, 2004.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

8.       EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO REPURCHASE
         COMPANY SHARES UNTIL OCTOBER 26, 2000.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

9.       APPOINTMENT OF DR. BRUNO TUFARI AS MEMBER OF THE MANAGEMENT BOARD OF
         THE COMPANY.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

10.      ELECTION OF MR. ALBERTO ROSANIA, MR. CLAUDIO ARTUSI, MR. BRUNO
         BIGLIARDO, MR. LUIGI LICCARDO, MR. VITALIANO PAPPAIANNI, MR. LAWRENCE
         W. ROSENFELD, MR. YAZID SABEG, MR. MARK V. SANTO AND MR. COSTANTINO
         SAVOIA TO THE SUPERVISORY BOARD OF THE COMPANY.

         [ ]  FOR                 [ ] AGAINST              [ ] ABSTAIN

11.      IN ACCORDANCE WITH THE BEST JUDGMENT OF THE MANAGEMENT BOARD AND THE
         SUPERVISORY BOARD, UPON SUCH OTHER MATTERS AS MAY COME BEFORE THE
         ANNUAL MEETING.

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



___________________________________________      ____________________________________________________
(Signature of Registered Shareholder)            (Signature of Registered Shareholder)



DATE:_________________________________, 1999     IMPORTANT: Please sign this Proxy exactly as your name or names appear hereon.  If shares are held by more than one owner, each must
         BE SURE TO DATE THIS PROXY              sign. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.